April 10, 2007

Ms. Tracey McKoy,

        Division of Corporation Finance,

            Securities and Exchange Commission,

                450 Fifth Street, N.W.,

                    Washington, D.C. 20549-0404.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-31518

Dear Ms. McKoy:

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of March 27, 2007, to Mr. Carlos Condorelli, the Company’s Chief Financial Officer.

This letter contains the Company’s responses to comments 3 and 4. The Company will respond to comments 1 and 2 under a separate response letter. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

3.	We note your response to prior comment five in our letter dated December 20, 2006. We are not persuaded that steel tubes and pig iron are routinely denominated in US dollars in international commerce. As such, please provide us with your assessment as to whether any foreign currency embedded derivatives associated with your steel tube and pig iron contracts would be material to your financial statements.

Tracey McKoy

Securities and Exchange Commission

R: With respect to sales of steel tubes, the Company supplementally advises the Staff as follows:

•	Set forth below is an estimated breakdown of the Company’s net sales for the fiscal year ended December 31, 2005 by type of sale.

Type of sale	% of total 2005 sales
a) Sales denominated in the functional currency of Tenaris’s invoicing subsidiaries, including U.S. dollar sales made by subsidiaries which have the U.S. dollar as functional currency.	79%
b) Export sales in U.S. dollars made by subsidiaries with functional currency different than the U.S. dollar for which transactions are usually denominated in U.S. dollars, as previously explained.	8%
c) Sales denominated in the customer’s local currency (different from the U.S. dollar and the functional currency of the invoicing subsidiary).	8%
d) Domestic sales in U.S. dollars made by subsidiaries with functional currency different than the U.S. dollar.	5%
Total sales	100%

•

Sales identified under b) above mainly correspond to export sales of the Company’s subsidiaries in Japan, Italy and Brazil. As previously explained, the Company believes the U.S. dollar to be the currency in which steel tubes prices are determined in international markets. Supplementally, the Company advises the Staff that it has performed a materiality analysis and concluded that the impact of accounting for any potential embedded foreign currency derivative separately from its host contract would not be material based on: (a) an average 5- to 6-month period between the placement of the order and the invoicing, representing a notional amount of approximately $250 million and (b) the absence of significant fluctuation between the U.S. dollar and the subsidiaries’ functional currency in that period (fluctuation was less than 3% for the period).

•

Sales identified under c) above mainly correspond to sales by the Company’s subsidiaries in Canada to Canadian customers (mainly distributors) in Canadian dollars. The Company believes that the invoicing currency for these sales is also the functional currency of the customer. As such, no embedded foreign currency derivative should be separated from the sales contract under both IFRS and U.S. GAAP. Supplementally, the Company advises the Staff that it has performed a materiality analysis and concluded that the impact of accounting for any potential embedded foreign currency

Tracey McKoy

Securities and Exchange Commission

derivative separately from its host contract would not be material based on: (a) the short period between the placement of the order and the invoicing (a majority of these sales are fulfilled from inventory with delivery times of just a few days, while the remaining portion corresponds to back-to-back sales with an average delivery time of 5 months), and (b) the absence of a significant fluctuation between the transaction’s currency and the subsidiaries’ functional currency.

•

For the type of sales identified under d), the Company has performed a materiality analysis and concluded that the impact of accounting for any potential embedded foreign currency derivative separately from the host contract would not be material. This conclusion is based on: (a) the short period between the placement of the order and the invoicing, which for these sales was in average one month, representing a notional of less than $50 million and (b) the absence of a significant fluctuation between the U.S. dollar and the subsidiaries’ functional currency in that period.

With respect to purchases of pig iron, the Company supplementally advises the Staff that it has performed a materiality analysis and concluded that the impact of accounting for any potential embedded foreign currency derivative separately from its host contract would not be material based on: (a) the amount of such purchases not being material (total purchases of pig iron in U.S. dollars amounted to approximately $50 million in 2005, or 1.3% of total cost of sales) and (b) the absence of a significant fluctuation between the U.S. dollar and the functional currency of the Company’s subsidiaries purchasing pig iron in that period.

Note 26 – Contingencies, commitments and restrictions on the distribution of profits, page F-44

4.	We acknowledge your response to prior comment 12 in our letter dated December 20, 2006, but have no further comment at this time.

R: The Company acknowledges the Staff’s comment.

* * * * *

If you have any questions relating to this letter, please feel free to call me at (212) 558-4309. I may also be reached by facsimile at (212) 558-3588 and by e-mail at spinellinosedac@sullcrom.com. In my absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Carlos J. Spinelli-Noseda